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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 41804

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 | 01 | 2005___ AND ENDING ___12 | 31 | 2005___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Breckenridge Securities Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___945 East Paces Ferry Rd. Suite 2100___
                      (No. and Street)

___Atlanta___   ___GA___   ___30326___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Steven J. Hunter___   ___(404) 965-1600___
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Smith & Howard, PC___
                    (Name – if individual, state last, first, middle name)

___171 17th Street, NW Suite 900   Atlanta, GA 30363___
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 1 3 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)




OATH OR AFFIRMATION

I, _Steven J. Hunter_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Breckenridge Securities Corp. , as

of _February 27_ , 20_06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Fin. Op. Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BRECKENRIDGE SECURITIES CORP.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2005

with
INDEPENDENT AUDITORS' REPORT



TABLE OF CONTENTS

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Breckenridge Securities Corp.

We have audited the accompanying statement of financial condition of Breckenridge Securities Corp. as of December 31, 2005, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breckenridge Securities Corp. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on Pages 13-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Howard

February 21, 2006

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets		
Cash	$	28,533
Prepaid expenses		5,235
Total Current Assets	$	33,768

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable - related party (Note 2)	$	11,222
Total Current Liabilities		11,222
Stockholders' Equity		
Common stock, $1 par value; 500,000 shares authorized		
2,000 issued and outstanding		2,000
Additional paid-in capital		20,800
Accumulated deficit		(254)
		22,546
Total Current Liabilities and Stockholders' Equity	$	33,768

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Income		
Fees	$	387,568
Interest income		217
		387,785
Administrative Expenses		35,907
Consulting Fees		347,572
		383,479
Net Income	$	4,306

See accompanying notes.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at Beginning of Year	$ 2,000	$ 20,800	$ (4,560)	$ 18,240
Net Income	-	-	4,306	4,306
Balance at End of Year	$ 2,000	$ 20,800	$ (254)	$ 22,546

See accompanying notes.

6

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net income	$	4,306
Change in assets and liabilities:		
Decrease in accounts receivable		117,112
Decrease in prepaid expenses		172
Decrease in accounts payable		(105,890)
Decrease in accrued expenses		(968)
Net Cash Required by Operating Activities		14,732
Net Increase in Cash		14,732
Cash at Beginning of Year		13,801
Cash at End of Year	$	28,533
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During Year for:		
Interest (net of amount capitalized)	$	-
Income taxes		-

See accompanying notes.

7

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – The Company participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. All private placement activity is on a "best efforts" basis. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

NOTE 2 – RELATED PARTY ARRANGEMENTS

The Company has made arrangements with a related party, The Breckenridge Group, Inc. (The Group), to provide office space for the operations of the Company and to provide the Company with office support services, such as clerical, administrative, and bookkeeping/record keeping services.

The Company has entered into an agreement to perform certain investment banking and financial advisory services for The Group. Under the agreement, as amended, the Company receives an annual retainer not to exceed $40,000. The agreement can be terminated by either party with a 30-day notice.

During 2005, $39,996 in fee revenue was earned from The Group and $11,616 in office support services was expensed to The Group.

Accounts payable – related party in the amount of $11,222 at December 31, 2005 relates to compliance consulting fees paid on behalf of the Company by The Group.

NOTE 3 – INCOME TAXES

The Company has elected to be treated as a "Subchapter S-Corporation". Under "Subchapter S" provisions of the Internal Revenue Code, the Company does not pay income taxes on its taxable income. Instead, the stockholders include their prorata share of the Company's income and expenses on their individual income tax returns.

BRECKENRIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $17,296, which was $12,296 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Breckenridge Securities Corp.

In planning and performing our audit of the financial statements of Breckenridge Securities Corp. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Smith & Howard

February 21, 2006

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
DECEMBER 31, 2005

Net Capital

Total stockholders' equity	$	22,546
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		22,546

Add:
A. Liabilities subordinated to claims of general creditors
allowable in computation of net capital — -
B. Other (deductions) or allowable credits - deferred
income — -

Total capital and allowable subordinated liabilities	22,546

Deductions and/or charges
A. Non-allowable assets
Prepaid expenses — (5,235)
B. Secured demand note deficiency — -
C. Commodity futures contracts and spot commodities -
Proprietary capital charges — -
D. Other deductions and/or charges — -
Additions and/or credits — -

Net capital before haircuts on securities positions	17,311

Haircuts on securities (computed, where applicable
pursuant to Rule 15c3-1(f))
A. Contractual securities commitments — -
B. Subordinated securities borrowings — -
C. Trading and investment securities — (15)
D. Undue concentrations — -
E. Other — -

Net capital	$	17,296

13

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I (CONTINUED)
DECEMBER 31, 2005

Aggregate Indebtedness

Total aggregate indebtedness from balance sheet	$	11,222
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total Aggregate Indebtedness	$	11,222

Computation of Basic Net Capital Requirement

A. Minimum capital required (6 2/3% of aggregate indebtedness)	$	749
B. Minimum dollar net capital requirement of reporting broker/dealer		5,000
Net capital requirement (greater of A or B)	$	5,000
Excess Net Capital	$	12,296
Excess Net Capital at 1000%	$	16,174

Reconciliation with Company's Computation (Included in Part II or Form X-17A-5 as of December 31, 2005)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	17,296
Net capital adjustments		-
Net capital per above	$	17,296

BRECKENRIDGE SECURITIES CORP.
COMPUTATION ON NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE II
DECEMBER 31, 2005

The computation of determination of reserve requirements, information relating to possession or control requirements, and schedule of segregation requirements and funds segregation for customers' regulated commodity futures and options accounts is not presented as the Company is claiming exemption under Rule 15c3-3.